82-1209



GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

April 29, 2005.

SUPPL

PRESS RELEASE

GGL CLOSES PRIVATE PLACEMENT FINANCING OF C$1.4 MILLION

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL. TSX Venture)** is pleased to announce that the Company has closed a non-brokered private placement of units with The Tell Fund to raise gross proceeds of $1,400,000 by way of the sale of 7,777,778 units at $0.18 per unit. Each unit consists of one common share and one non-transferable warrant, with one warrant entitling the holder to purchase one common share until April 29, 2007 at $0.20 per share for the first 12 months and $0.22 per share for the following 12 months. All the securities have a hold period until August 30, 2005.

The subscription proceeds will be used for 2005 exploration on the Company's 100%-owned properties including $455,000 on drilling on the Fishback Property (now in progress), $611,900 of delineation drilling and bulk sampling on the Doyle Sill (Timing: June-October, 2005) and $120,000 on ground geophysics and drilling on other areas within the Doyle claims (Timing: May, 2005).

So long as The Tell Fund continues to hold at least 8% of the Company's issued and outstanding shares, it shall have the right to participate pro rata in any future equity financing in order to maintain its then current percentage interest in the Company's shares. Also, The Tell Fund has the right to nominate a director to the Board of Directors of the Company as long as it continues to hold at least 10% of the Company's issued common shares. Following closing, the Company has 87,863,020 common shares issued and outstanding with The Tell Fund holding approximately 8.9%, which does not include the warrants to purchase a further 7,777,778 common shares held by The Tell Fund.

The term of the above two rights is for a period of five years following the closing date of the private placement, with the term automatically renewed for successive five year periods unless either party notifies the other in writing of its election not to renew not less than 90 days before the renewal date.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.